ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

27 July 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

per K. Callaghan

Andrew Geddes
Corporate Communications

dlw 8/3

encls

ventracor

asx announcement

Ventracor — Pilot Trial Market Update

Sydney 27 July 2004: Ventracor Limited today commented on an article in the *Herald Sun* newspaper on the Pilot Trial of its 'artificial heart' at The Alfred hospital in Melbourne.

Chief Executive Officer, Colin Sutton PhD, said seven patients had been implanted with the VentrAssist™ system. The patient featured in the *Herald Sun* story received the device as a "bridge-to-transplant" or a temporary measure until a donor heart becomes available.

Dr Sutton said broadening the Pilot Trial by the medical investigators to include heart failure patients on heart transplant waiting lists was a positive step in the clinical trial process for the VentrAssist™ left ventricular assist device.

Dr Sutton said the primary market for VentrAssist™ remained as a permanent alternative to a heart transplant and Ventracor remained on track to begin a global trial of the device soon.

In today's *Herald Sun*, The Alfred's co-chief medical investigator, Professor David Kaye, was quoted as saying the sixth patient who received the VentrAssist™ was unlikely to have survived without a heart transplant or a VentrAssist™.

"There are a range of patients out there that have different needs and options," he said.

"For patients over 65, they're typically not in the transplant-eligible group, so once medical treatment failed, they basically had nowhere to go. That's why this device has been such a revolution for them.

And for patients who are waiting for a transplant, particularly those who might have to wait a long time, this has been a pretty important breakthrough", Professor Kaye was quoted in the Melbourne newspaper as saying.

Under the Pilot Trial protocol, patients eligible to be implanted with the VentrAssist™ are gravely ill, are no longer responding to optimal medical therapy and have no other options available to them. The results of the Pilot Trial will be based on outcomes from all patients. While individual results are very important, it is the accumulation of all data on the safety of the system that will decide the outcome of the Pilot Trial.

About Ventracor

Ventracor (ASX:VCR) is an international medical technology company that has developed a life-saving heart pump, the VentrAssist™ left ventricular assist system (LVAS), for patients in cardiac failure. The company is focused on commercialising the VentrAssist™ and bringing it to global markets in record time. Ventracor is confident of obtaining a significant share of the massive LVAS market, which independent analysts expect to be valued at between $US7.5 billion and $US12 billion per year.

For more information, please contact:

Andrew Geddes
Manager, Investor Relations
Ventracor Limited
02 9406 3086

ventracor

The Alfred — Service and Care

asx announcement

Ventracor — Pilot Trial Update

Sydney 27 July 20[illegible]: Medical investigators today reported on the Pilot Trial of Australia's 'artificial heart' at The Alfred hospital in Melbourne.

Sadly, the second patient implanted with the VentrAssist™ nearly one year ago, has passed away.

Co-Chief Medical Investigator Professor Don Esmore said the patient's death was due to the effects of a previous stroke from which he had suffered a recent relapse and was probably not related to the VentrAssist™ device which had functioned as expected since implantation.

"We believe the VentrAssist™ system helped extend his life by nearly 12 months and gave him back a good quality of life for the majority of this time", Professor Esmore said.

"We're certainly disappointed some patients didn't make it through longer. Every day of quality survival is of value to these gravely ill patients.

"Unfortunately, we have to accept that for patients who are this ill, this is not necessarily a permanent cure.

"This patient made a significant contribution to the advancement of medical science. His selfless demeanor was an inspiration. There is no denying his contribution," Professor Esmore said.

Seven patients have been implanted with the VentrAssist™ as part of a pilot trial. The four remaining patients are doing well, including two recently implanted patients who are out of intensive care and convalescing satisfactorily at The Alfred hospital.

The aim of the pilot trial is to evaluate the safety of the device in patients who are gravely ill from heart failure, are no longer responding to optimal medical therapy and have no other options available.

For more information, please contact:

Andrew Geddes
Manager, Investor Relations
Ventracor Limited
02 9406 3086

Trisha Lee
Manager, Public Affairs
The Alfred hospital
03 9276 2354